Exhibit 99.1

GENTOR RESOURCES INC.

(An Exploration Stage Company)

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

As at and for the three and nine months ended
September 30, 2014

GENTOR RESOURCES INC.

NOTICE TO READER

These interim condensed consolidated financial statements of Gentor Resources Inc. as at and for the three and nine months ended September 30, 2014 have been prepared by management of Gentor Resources Inc. The auditors of Gentor Resources Inc. have not audited or reviewed these interim condensed consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Stated in US dollars) (unaudited)

ASSETS

As at	September 30,	December 31,
	2014	2013

Current
Cash	$259,251	$27,910
Prepaids and advances (note 3)	26,411	62,038
Total current assets	$285,662	$89,948

Assets held for sale (note 9)	-	820,534
Long term deposit (note 4)	-	10,000
Capital assets (note 6)	72,860	107,473
Mineral properties (note 5)	-	-

Total assets	$358,522	$1,027,955

LIABILITIES
Current
Accounts payable	$366,535	$343,869
Accrued liabilities	148,418	221,019
Due to related parties (note 7)	146,800	327,138
Total current liabilities	661,753	892,026

Liabilities held for sale (note 9)	-	213,461
Common share purchase warrants	955,932	-
Total liabilities	$1,617,685	$1,105,487

SHAREHOLDERS’ EQUITY
Authorized
500,000,000 Common Shares, $0.0001 per share par value (note 10a)
Issued and outstanding
75,253,840 Common Shares (December 31, 2013 – 62,753,840)(note 10b)	7,525	6,275
Additional paid-in capital	41,957,941	41,533,256
Deficit accumulated during the exploration stage	(43,224,629)	(41,617,063)
Total shareholders’ deficit	(1,259,163)	(77,532)
Total liabilities and shareholders’ deficit	$358,522	$1,027,955

See accompanying notes to the interim condensed consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in US dollars) (unaudited)

	For the three	For the three	For the nine	For the nine	Cumulative
	month period	month period	month period	month period	from inception
	ended	ended	ended	ended	on March 24,
	September 30,	September 30,	September 30,	September 30,	2005 to
	2014	2013	2014	2013	September 30,
					2014
Expenses

Field camps expenses	$168,176	$31,869	$241,805	$247,753	$1,114,667
Surveying	-	-	-	-	55,509
Geophysics	-	(5,343)	-	199,352	156,144
Geochemistry	-	(104)	273	3,774	171,544
Geology	(3,200)	21,208	-	90,835	1,402,590
Drilling	-	-	-	-	3,048,068
Environmental testing	-	-	-	-	28,210
Mineral properties	-	-	-	-	663,045
Consulting fees – related parties	-	-	-	-	12,400
Consulting fees – others	-	-	-	-	109,879
Management fees	100,256	-	100,256	-	102,256
Professional fees	51,634	4,820	115,772	80,795	2,874,190
General and administrative expenses	170,342	104,062	303,614	384,568	4,357,196
Gain on sale of capital assets	-	-	-	-	(111,919)
Impairment of mineral properties	-	-	-	-	2,826,343
Depreciation	11,885	11,691	35,225	47,364	636,412
Net operating loss	(499,093)	(168,203)	(796,945)	(1,054,441)	(17,446,534)
Interest income	381	3,362	1,425	13,994	85,685
Gain (loss) on Canadian dollar common share purchase warrants	(767,318)	-	(704,094)	-	(359,881)
Rental income	-	-	-	-	6,720
Warrant modification	-	-	-	-	(1,057,787)
Loss on deposit	-	-	-	-	(50,000)
Net loss from continuing operations	$(1,266,030)	$(164,841)	$(1,499,614)	$(1,040,447)	$(18,821,797)

Net loss from discontinued operations	(14,049)	(263,840)	(107,956)	(1,016,430)	(24,402,832)

Net loss and comprehensive loss	$(1,280,079)	$(428,681)	$(1,607,570)	$(2,056,877)	$(43,224,629)

Basic and diluted loss per common share from continuing operations (note 10e)	$(0.02)	$(0.00)	$(0.02)	$(0.02)
Basic and diluted loss per common share from discontinued operations (note 10e)	$(0.00)	$(0.00)	$(0.00)	$(0.01)
Basic and diluted loss per common share (note 10e)	$(0.02)	$(0.01)	$(0.02)	$(0.03)

Weighted average number of basic and diluted common shares outstanding (note 10e)	73,427,753	62,753,840	71,479,115	62,753,840

See accompanying notes to the interim condensed consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in US dollars) (unaudited)

	For the nine month	For the nine month	Cumulative from
	period September	period September	inception on
	30, 2014	30, 2013	March 24, 2005 to
			September 30, 2014
CASH PROVIDED BY (USED IN):
Operating activities:
Net loss	$(1,607,570)	$(2,056,877)	$(43,224,629)
Adjustments required to reconcile net loss with net cash used in operating activities
Impairment of mineral properties	-	-	17,448,198
Warrant modification	-	-	1,057,787
Depreciation	35,225	86,300	830,301
Gain on Canadian dollar common share purchase warrants	704,094	-	359,881
Gain on sale of capital assets	-	(22,335)	(140,412)
Loss from discontinued operations (note 9)	12,621	-	12,621
Accrued interest included in notes payable	-	-	95,115
Stock based compensation – employees	23,104	150,706	1,517,598
Stock based compensation – consultants	-	-	97,500
Loss on deposit	-	-	50,000
Shares issued for mineral properties	-	-	100,000
Shares issued for services	-	-	180,000
Change in non-cash working capital balances
Prepaids and advances	35,016	19,438	(77,629)
Assets held for sale	7,913	-	5,115
Accounts payable	22,666	222,870	498,865
Accrued liabilities	(72,601)	(67,984)	139,601
Liabilities held for sale	(213,461)	-	(213,461)
Cash used in operating activities	(1,052,993)	(1,667,882)	(21,263,549)
Financing activities
Loan payable repayment	-	-	(145,499)
Notes payable repayment	-	-	(93,344)
Due to related parties	(180,338)	95,827	(384,354)
Common shares and warrants issued (net of issuance costs)	654,672	-	21,784,366
Cash provided by financing activities	474,334	95,827	21,161,169
Investing activities
Proceeds from sale of subsidiary (note 9)	800,000	-	800,000
Purchase of capital assets	-	-	(790,093)
Gentor Resources Limited acquisition	-	-	255,889
Proceeds from disposal of capital assets	-	40,171	264,835
Purchase of a certificate of deposit	10,000	-	-
Mineral properties expenditures	-	-	(169,000)
Cash provided by investing activities	810,000	40,171	361,631
Net increase (decrease) in cash	231,341	(1,531,884)	259,251
Cash, beginning of the period	27,910	1,689,511	-
Cash, end of the period	$259,251	$157,627	$259,251

Supplemental cash flow information (note 11).

See accompanying notes to the interim condensed consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY
For the nine month period ended September 30, 2014
(Stated in US dollars) (unaudited)

	Number of	Common	Additional paid-	Accumulated	Total shareholders’
	common	shares	in capital	deficit	equity
	shares	amount			(deficiency)
Shares issued on March 24, 2005 at $0.004 per share	12,500,000	$1,250	$48,750	$-	$50,000
Net loss for the year	-	-	-	(97,637)	(97,637)
Balance at December 31, 2005	12,500,000	1,250	48,750	(97,637)	(47,637)
Shares issued on December 15, 2006 at $0.20 per share	5,000,000	500	999,500	-	1,000,000
Net loss for the year	-	-	-	(233,900)	(233,900)
Balance at December 31, 2006	17,500,000	$1,750	$1,048,250	$(331,537)	$718,463

Shares issued on July 23, 2007 at $0.20 per share	500,000	$50	$99,950	$-	$100,000
Shares issued on July 31, 2007 at $0.20 per share	1,000,000	100	199,900	-	200,000
Shares issued on November 20, 2007 at $0.25 per share	1,000,000	100	249,900	-	250,000

Shares issued on December 17, 2007 at $1.00 per share	2,500,000	250	2,374,750	-	2,375,000

Net loss for the year	-	-	-	$(1,881,910)	$(1,881,910)

Balance at December 31, 2007	22,500,000	$2,250	$3,972,750	$(2,213,447)	$1,761,553
Net loss for the year	-	-	-	$(3,189,473)	$(3,189,473)

Balance at December 31, 2008	22,500,000	$2,250	$3,972,750	$(5,402,920)	$(1,427,920)
Net loss for the year	-	-	-	$(564,947)	$(564,947)

Balance at December 31, 2009	22,500,000	$2,250	$3,972,750	$(5,967,867)	$(1,992,867)
Shares issued on March 8, 2010 at $1.02 per share	13,063,000	1,306	13,322,954	-	13,324,260
Shares issued at $1.80 per share on April 28, 2010	2,600,000	260	4,679,740	-	4,680,000
Shares issued at $0.50 per share on April 29, 2010	4,000,000	400	1,164,512	-	1,164,912
Warrants issued on April 29, 2010	-	-	730,568	-	730,568
Shares issued at $0.75 per share on October 28, 2010	4,000,000	400	2,260,794	-	2,261,194
Warrants issued on October 28, 2010	-	-	738,806	-	738,806
Shares issued at $0.75 per share on October 29, 2010	333,334	33	183,844	-	183,877
Warrants issued on October 29, 2010	-	-	60,049	-	60,049
Shares issued at $0.75 per share on November 2, 2010	2,666,667	267	1,507,196	-	1,507,463
Warrants issued on November 2, 2010	-	-	492,537	-	492,537

GENTOR RESOURCES INC.
	Number of	Common	Additional paid-in	Accumulated	Total shareholders’
	Common	Shares	capital	deficit	equity
	Shares	Amount			(deficiency)

Shares issued at $0.75 per share on November 18, 2010	26,000	3	14,695	-	14,698
Warrants issued on November 18, 2010	-	-	4,802	-	4,802
Shares issued at $0.75 per share on December 22, 2010	3,662,671	366	2,032,186	-	2,032,552
Warrants issued on December 22, 2010	-	-	663,851	-	663,851
Issuance of stock options on August 30, 2010	-	-	238,334	-	238,334
Net loss for the year	-	-	-	(3,610,465)	(3,610,465)
Balance at December 31, 2010	52,851,672	$5,285	$32,067,618	$(9,578,332)	$22,494,571
Shares issued at $0.75 per share on January 18, 2011	200,000	20	112,762	-	112,782
Warrants issued on January 18, 2011	-	-	37,218	-	37,218
Shares issued at $0.75 per share on January 24, 2011	250,000	25	140,952	-	140,977
Warrants issued on January 24, 2011	-	-	46,523	-	46,523
Shares issued at $0.75 per share on January 26, 2011	5,333,334	533	3,006,987	-	3,007,520
Warrants issued on January 26, 2011	-	-	992,481	-	992,481
Shares issued at $0.75 per share on January 27, 2011	200,000	20	112,762	-	112,782
Warrants issued on January 27, 2011	-	-	37,218	-	37,218
Shares issued at $0.75 per share on February 24, 2011	222,000	22	125,166	-	125,188
Warrants issued on February 24, 2011	-	-	41,312	-	41,312
Shares issued at $0.75 per share on March 4, 2011	33,334	3	18,795	-	18,798
Warrants issued on March 4, 2011	-	-	6,203	-	6,203
Shares issued at $0.75 per share on March 7, 2011	113,000	11	63,711	-	63,722
Warrants issued on March 7, 2011	-	-	21,028	-	21,028
Shares issued at $0.75 per share on March 15, 2011	165,000	17	93,028	-	93,045
Warrants issued on March 15, 2011	-	-	30,705	-	30,705
Shares issued at Cdn $1.00 per share on August 09, 2011	35,000	3	31,763	-	31,766
Shares issued at Cdn $1.00 per share on August 17, 2011	5,000	1	4,577	-	4,578
Shares issued at Cdn $1.00 per share on September 1, 2011	25,000	3	22,919	-	22,922
Shares issued at Cdn $1.00 per share on September 12, 2011	255,000	25	224,968	-	224,993
Shares issued at Cdn $1.00 per share on September 16, 2011	750,000	75	661,428	-	661,503

GENTOR RESOURCES INC.
	Number of	Common	Additional paid-in	Accumulated	Total shareholders’
	Common	Shares	capital	deficit	equity
	Shares	Amount			(deficiency)

Shares issued at Cdn $1.00 per share on September 19, 2011	41,500	4	36,162	-	36,166
Shares issued at Cdn $1.00 per share on September 20, 2011	5,000	1	4,335	-	4,336
Shares issued at Cdn $1.00 per share on September 26, 2011	1,000	-	837	-	837
Shares issued at Cdn $1.00 per share on September 27, 2011	5,000	1	4,339	-	4,340
Shares issued at Cdn $1.00 per share on October 12, 2011	100,000	10	88,785	-	88,795
Shares issued at Cdn $1.00 per share on November 2, 2011	2,163,000	216	1,943,297	-	1,943,513
Financing costs	-	-	(856,078)	-	(856,078)
Warrant modification	-	-	1,057,787	(1,057,787)	-
Stock based compensation expense	-	-	582,081	-	582,081
Net loss for the year	-	-	-	(5,603,314)	(5,603,314)
Balance at December 31, 2011	62,753,840	$6,275	$40,761,669	$(16,239,433)	$24,528,511

Stock based compensation expense	-	-	581,295	-	581,295
Net loss for the year	-	-	-	(5,270,719)	(5,270,719)

Balance at December 31, 2012	62,753,840	$6,275	$41,342,964	$(21,510,152)	$19,839,087

Stock based compensation expense	-	-	150,705	-	150,705
Net loss for the period	-	-	-	(2,056,877)	(2,056,877)
Balance at September 30, 2013	62,753,840	$6,275	$41,493,669	$(23,567,029)	$17,932,915

Stock based compensation expense	-	-	39,587	-	39,587
Net loss for the year	-	-	-	(18,050,034)	(18,050,034)

Balance at December 31, 2013	62,753,840	$6,275	$41,533,256	$(41,617,063)	$(77,532)
Shares issued at Cdn $0.0525 per share on January 29, 2014	7,500,000	750	170,838	-	171,588
Shares issued at Cdn $0.075 per share on February 20, 2014	2,000,000	200	96,474	-	96,674
Shares issued at Cdn $0.06 per share on August 27, 2014	3,000,000	300	134,272	-	134,572
Stock based compensation expense (note 10c)	-	-	23,101	-	23,101
Net loss for the period	-	-	-	(1,607,570)	(25,902,446)

Balance at September 30, 2014	75,253,840	$7,525	$41,957,941	$(43,224,629)	$(1,259,163)

See accompanying notes to the interim condensed consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
For the three and nine month periods ended September 30, 2014

1.	ORGANIZATION AND GOING CONCERN

In February 2012, Gentor Resources Inc. (“the Company”) completed a corporate reorganization (the “Corporate Reorganization”), as a result of which the Company’s corporate jurisdiction was moved from Florida to the Cayman Islands. The Corporate Reorganization was affected by a two-step process involving a merger of Gentor Resources, Inc. (the Florida company which had been incorporated on March 24, 2005) with and into its wholly-owned Wyoming subsidiary, followed by a continuation of the surviving company into the Cayman Islands. The Company is an exploration stage corporation formed for the purpose of prospecting and developing mineral properties.

The accompanying interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. For the three and nine month periods ended September 30, 2014, the Company had a net loss of $1,280,079 and $1,607,570 respectively (three and nine month periods ended September 30, 2013 – net loss of $428,681 and $2,056,877 respectively) and an accumulated deficit of $43,224,629 as at September 30, 2014 (December 31, 2013 – $41,617,063), which raise substantial doubt on the Company’s ability to continue on a going concern basis.

The Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its capital expenditure, working capital and other cash requirements. The Company’s continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing the mineral properties and the discovery, development and sale of ore reserves. The Company intends to use the proceeds of the subsequent financing and the Oman sale to continue operations in 2014.

These interim condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	BASIS OF CONSOLIDATION

These interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (``US GAAP``).

The Company’s interim condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Gentor International Limited.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
For the three and nine month periods ended September 30, 2014

All of the outstanding shares of Gentor Resources Limited, which was incorporated on November 19, 2009 under the laws of the British Virgin Islands and changed its name from APM Mining Limited on April 30, 2010 following its acquisition by the Company on March 8, 2010, were sold by the Company in July 2014 and therefore its operations have been discontinued (note 9). Gentor International Limited was incorporated on December 12, 2011 under the laws of the British Virgin Islands. Intercompany balances and transactions have been eliminated in preparing the consolidated financial statements.

b)	MINERAL PROPERTIES AND EXPLORATION COSTS

Exploration costs pertaining to mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the proven and probable reserves. The Company is in the exploration stage and has not yet realized any revenue from its planned operations.

c)	CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation. Depreciation is recorded as follows:

Vehicle	- Straight line over a range of two to four years
Mining equipment	- Straight line over four years
Office equipment	- Straight line over four years
Furniture and fixtures	- 20% declining balance basis
Building	- Straight line over five years

d)	ASSET IMPAIRMENT

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses were warranted or recorded for the three and nine months ended September 30, 2014.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
For the three and nine month periods ended September 30, 2014

e)	ASSET RETIREMENT OBLIGATIONS

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the estimated life of the asset. The liability is periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the asset retirement obligation. The Company has not identified or recorded any asset retirement obligations on its balance sheet as at September 30, 2014.

f)	STOCK BASED COMPENSATION

The Company has a stock option plan, which is described in note 10(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. The Company estimates that all options will vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

g)	CASH

Cash consists of bank balances. The Company maintains cash in bank deposit accounts in Canada that at times may exceed Canadian federally insured limits. The Company has not experienced any losses in such accounts.

h)	FOREIGN EXCHANGE

The Company’s functional and reporting currency is United States dollars. The functional currency of the foreign operations is United States dollars and Turkish and Canadian amounts are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for depreciation, which is translated at its corresponding historical rate. Realized and unrealized exchange gains and losses are included in the consolidated statements of operations.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
For the three and nine month periods ended September 30, 2014

i)	USE OF ESTIMATES

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future. The Company bases its estimates and assumptions on historical experience, current facts, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. Significant estimates and assumptions include those related to the recoverability of mineral properties and capital assets, estimation of future income taxes, useful lives of depreciable assets, and fair value estimates for stock options.

j)	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company follows ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable in the market such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity.

k)	INCOME TAXES

Deferred income taxes are reported for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not. The deferred taxes for the Company amount to nil at the balance sheet date.

Accounting Standards Codification 740, “Income Taxes” requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At September 30, 2014, the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
For the three and nine month periods ended September 30, 2014

l)	LOSS PER SHARE

Basic loss per share calculations are based on the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated using the treasury method. The treasury method assumes that outstanding stock options and warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

m)	DISCONTINUED OPERATIONS

A discontinued operation is a component of the Company’s business, the operations and cash flows of which can be clearly distinguished from the rest of the operations. It represents a separate line of business or geographic area of operation that the Company has sold or made a plan to sell. When an operation is classified as discontinued operation, the Company’s comparative consolidated financial statements must be re-presented as if the operation had been discontinued from the start of the comparative year and shown on the balance sheet as assets held for sale.

n)	RECENT ACCOUNTING PRONOUNCEMENTS

In April 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” (“ASU 2014-08”). ASU 2014-08 changes the requirements for reporting discontinued operations in Subtopic 205-20. A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. ASU 2014-08 is effective prospectively for interim and annual periods beginning after December 15, 2014, with early adoption permitted. The Company does not anticipate material impacts on its consolidated financial statements upon adoption.

3.	PREPAIDS AND ADVANCES

The prepaids and advances primarily consist of $13,044 for employee and travel advances and $12,638 for prepaid insurance as at September 30, 2014 (December 31, 2013 - $49,988 employee and travel advances, $2,980 prepaid rent and $8,930 for prepaid insurance). Other items included in the prepaids and advances total $729 (December 31, 2013 - $140).

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
For the three and nine month periods ended September 30, 2014

4.	LONG TERM DEPOSIT

The long-term deposit is a $10,000 certificate of deposit issued on March 11, 2013 and assigned to the United States Department of the Interiors, Bureau of Land Management, as a reclamation bond for the installation of a bridge crossing the Patterson creek in respect of the Company’s relinquished Idaho project.

This certificate of deposit bore an interest rate of 1.75% per annum and matured on March 11, 2014. As at September 30, 2014 the certificate deposit has been liquidated as the Company had previously determined to not continue with the Idaho project.

5.	MINERAL PROPERTIES

Turkey Project

On April 30, 2012, the Company announced that it had entered into an agreement with a Turkish company (the “Licence Holder”) pursuant to which the Company was granted a 12 month option period for the purposes of funding and carrying out the exploration for copper on properties (the “Project”) located in northeastern Turkey held by the Licence Holder. The Company paid the Licence Holder a $200,000 option fee under the said agreement (the option underlying said agreement, the “Option”). The Option provided the Company with the option to acquire a 70% interest in the Project, as to which a further $400,000 would have been payable by the Company to the Licence Holder, and the Company would fund exploration by completing a feasibility study within three years from the acquisition of the said 70% interest (the “Feasibility Period”). At the end of the second and third year of the Feasibility Period, the Company would have been required to pay annual sums of $300,000 to the Licence Holder. As at December 31, 2013, the Option had expired under its terms.

Following the identification by the Company of several surface gossans in distal volcanogenic massive sulphide (VMS) settings, the Company negotiated joint venture option agreements with two local Turkish entities. The first option agreement (the “Karaburun JV Option”) was signed with the first local partner for a 50% share of three permits in the Boyabat area in northern Turkey and the second option agreement was signed with a second local partner for a 50% interest in three additional permits in the Boyabat area in northern Turkey. The second option agreement expired May 15, 2014. The Karaburun JV Option expires on December 31, 2015.

In September 2014, the Company announced that it had acquired a new licence as a result of a government tender process, which licence covers the remaining portion of the Karaburun VMS prospect, the southern part of which is held by the Company under the Karaburun JV Option.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
For the three and nine month periods ended September 30, 2014

Oman Project

On March 8, 2010, the Company acquired, through its wholly owned subsidiary Gentor Resources Limited, the earn-in rights to the Block 5 and Block 6 copper exploration projects located in Oman. Pursuant to the Earn-in Agreement between Al Fairuz Mining Company, LLC and Gentor Resources Limited, which related to the Block 5 project, the Company earned a 65% equity position in Al Fairuz Mining Company, LLC. Pursuant to the Earn-in Agreement between Al Zuhra Mining Company, LLC and Gentor Resources Limited, which related to the Block 6 project, the Company had the right to earn up to a 70% equity position in Al Zuhra Mining Company, LLC.

On April 10, 2014, the Company signed a share purchase agreement to sell its Oman properties by way of the sale by the Company of all of the outstanding shares of Gentor Resources Limited. As at December 31, 2013, the Company reported the mineral properties at an estimated fair value of $800,000 in assets held for sale. This amount represents the initial consideration the Company received on closing the said sale of its Oman properties on July 15, 2014.

6.	CAPITAL ASSETS

September 30, 2014		Accumulated	Net Book
	Cost	Depreciation	Value
Vehicle	$27,543	$(18,936)	$8,607
Mining Equipment	49,430	(14,449)	34,981
Office Equipment	48,579	(43,853)	4,726
Furniture and Fixtures	1,906	(873)	1,033
Building	440,329	(416,816)	23,513
	$567,787	$(494,927)	$72,860

December 31, 2013			Reclassified
		Accumulated	to assets held	Net Book
	Cost	Depreciation	for sale	Value
Vehicle	$27,543	$(8,902)	$-	$18,641
Mining Equipment	102,830	(55,609)	(10,570)	36,651
Office Equipment	63,815	(50,802)	(3,473)	9,540
Furniture and Fixtures	3,097	(891)	(713)	1,493
Building	440,329	(399,181)	-	41,148
	$637,614	$(515,385)	$(14,756)	$107,473

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
For the three and nine month periods ended September 30, 2014

7.	RELATED PARTY TRANSACTIONS

As of September 30, 2014, the Company repaid the balance of the advance that was made by Lloyd J. Bardswich, (a former officer and director of the Company and currently the sole director and officer of Gentor Idaho, Inc.). The amount of the advance to the Company at December 31, 2013, was $79,840.

As of September 30, 2014, an amount of $53,001 (December 31, 2013 - $93,001) was due to Peter Ruxton, a director of the Company, related to unpaid salary. During the nine month period ended September 30, 2014, the Company reimbursed travel and other office expenses incurred on behalf of Dr. Ruxton in the amount of $nil (December 31, 2013 - $8,840).

As of September 30, 2014, an amount of $64,921 (December 31, 2013 - $64,297) representing common office expenses was due to Banro Corporation, a corporation which previously had common directors with the Company.

As of September 30, 2014, an amount of $28,878 (December 31, 2013 - $90,000) was advanced to the Company by Arnold Kondrat, a director and Chief Executive Officer and President of the Company. This advance is unsecured, non-interest bearing and re-payable upon demand.

All related party transactions are in the normal course of operations and are measured at the exchange amount as determined by management.

8.	REPORTABLE SEGMENTS

The operations of the Company are located in two geographic locations: Turkey and Canada. The Company’s corporate head office is located in Canada and is not an operating segment. The Company has a mineral exploration project in Turkey. The Company also had operations in the Sultanate of Oman that were sold in July 2014.

	September 30,	December 31,
As at	2014	2013

Oman – assets held for sale	$-	$820,534
Turkey – capital assets	45,961	59,013
Canada – capital assets	26,899	48,460
Total	$72,860	$928,007

9.	DISCONTINUED OPERATIONS

On July 15, 2014, the Company closed the sale to Savannah Resources plc (the "Purchaser") of the Company's properties in Oman (the “Oman Sale”). The Purchaser is an AIM-listed mineral exploration company. The Oman Sale was effected by way of the sale by the Company to the Purchaser of all of the outstanding shares of the British Virgin Islands company, Gentor Resources Limited ("Oman Holdco"). Prior to the Oman Sale, Oman Holdco was a wholly-owned subsidiary of the Company and the interests of the Company in the Oman properties had been held through Oman Holdco.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
For the three and nine month periods ended September 30, 2014

The assets and liabilities classified as held for sale as at December 31, 2013 are no longer included in the consolidated balance sheet as at September 30, 2014 as a result of the closing of the Oman Sale.

The loss on sale of discontinued operations was determined as follows:

Cash consideration received	800,000

Net assets disposed:
Cash	5,657
Capital Assets	6,964
Mineral Rights	800,000
812,621

Loss on sale of discontinued operations	12,621

The consideration for the Oman Sale was comprised of a cash payment of $800,000 paid to the Company on the closing of the Oman Sale, together with the following deferred consideration:

(a)	The sum of $1,000,000, payable to the Company upon a formal final investment decision being made to proceed with the development of a mine at the Block 5 project in Oman.
(b)	The sum of $1,000,000, payable to the Company upon the production of the first saleable concentrate or saleable product from ore derived from the Block 5 project in Oman.
(c)	The sum of $1,000,000, payable to the Company within six months of the payment of the deferred consideration in (b) above.
(d)	The Purchaser may elect to pay up to 50% of the above deferred consideration by the issue of shares of the Purchaser to the Company.

As at September 30, 2014, the deferred consideration was not included in the loss on sale of discontinued operations based on management’s assessment of its fair value and collectability. Over the life of the consideration period, management will continue to reassess the value of the deferred consideration on a periodic basis and include any changes in the statement of operations as a part of discontinued operations.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
For the three and nine month periods ended September 30, 2014

The results of the discontinued operations were as follows:

Total discontinued operations – Statement of comprehensive loss

Expenses
Professional fees	2,072
General and administrative	82,751
Stock options	3,200
Depreciation	7,312
Net loss before discontinuing operations*	95,335

Loss on sale of discontinued operations	12,621

Net loss from discontinued operations	107,956
*This loss represents the activity in 2014 prior to the sale on July 15, 2014.

10.	SHARE CAPITAL

a)	Authorized Share Capital

The authorized share capital of the Company consists of 500,000,000 common shares with a par value of $0.0001 per share. Each common share entitles the holder to one vote and no holder of the common shares shall be entitled to any right of cumulative voting.

b)	Issued Share Capital

On January 29, 2014 the Company closed a non-brokered private placement of 7,500,000 units at a price of $0.0474 (Cdn$0.0525) per unit for gross proceeds of $355,596 (Cdn$393,750). Each such unit was comprised of one common share of the Company and one warrant of the Company, with each such warrant entitling the holder to purchase one common share of the Company at a price of $0.063 (Cdn$0.07) for a period of two years (see notes 10(d) and 13(d)). Arnold T. Kondrat, a director and officer of the Company, was the purchaser of all of the said units.

On February 20, 2014 the Company closed a non-brokered arm’s length private placement of 2,000,000 units at a price of $0.068 (Cdn$0.075) per unit for gross proceeds of $135,150 (Cdn$150,000). Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.0901 (Cdn$0.10) for a period of two years (see notes 10(d) and 13(d)).

On August 27, 2014, the Company closed a non-brokered private placement of 3,000,000 units of the Company at a price of $0.056 (Cdn$0.06) per unit for gross proceeds of $163,926 (Cdn$180,000). Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.07 (Cdn$0.075) for a period of two years (see notes 10(d) and 13(d)). Arnold T. Kondrat, Chief Executive Officer, President and director of the Company, was the purchaser of all of said units.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
For the three and nine month periods ended September 30, 2014

As of September 30, 2014, the Company had outstanding 75,253,840 (December 31, 2013 – 62,753,840) common shares.

c)	Stock Based Compensation

On December 14, 2011, the Company established a new stock option plan (the “New Plan”). In establishing the New Plan, the Company’s board of directors also provided that no additional awards will be made under the Company’s 2010 Performance and Equity Incentive Plan (the “2010 Plan”) and terminated the 2010 Plan effective upon the exercise, expiry, termination or cancellation of all of the outstanding stock options that were granted under the 2010 Plan. Stock options may be granted under the New Plan from time to time by the board of directors of the Company to such directors, officers, employees and consultants of the Company or a subsidiary of the Company, and in such numbers, as are determined by the board at the time of the granting of the stock options. The number of common shares of the Company reserved from time to time for issuance to optionees pursuant to stock options granted under the New Plan shall not exceed 11,000,000 common shares. The exercise price of each stock option granted under the New Plan shall be determined in the discretion of the board of directors of the Company at the time of the granting of the stock option, provided that the exercise price shall not be lower than the last closing price of the Company’s common shares on the TSX Venture Exchange prior to the date the stock option is granted.

On May 23, 2014, 1,680,000 stock options were granted under the New Plan. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $0.14 (Cdn$0.15) for a period of 5 years. The options vest at a rate of 25% on each six-month anniversary of the grant date.

As at September 30, 2014, the Company had 2,480,000 (December 31, 2013 – 1,425,000) stock options outstanding to acquire common shares at a weighted average exercise price of $0.42. The remaining weighted average contractual life of outstanding options is 3.65 years. All of the stock options granted are expected to vest. As of September 30, 2014, the forfeiture estimate of the outstanding options is 0%. The number of stock options forfeited, cancelled, expired and exercised during the nine month period ended September 30, 2014 was 625,000. There were 800,000 stock options exercisable and 1,680,000 unvested stock options as at September 30, 2014. The weighted average fair value of options granted in 2014 is $0.05 (December 31, 2013 - $0.00). The weighted average fair value of options vested in 2014 is $0.48 (December 31, 2013 - $0.52). The weighted average exercise price of the options exercisable is $0.98 and options expected to vest is $0.15 with a remaining weighted average contractual lives of 1.45 years and 4.65 years, respectively. As at September 30, 2014, the intrinsic value of the outstanding options was $nil because all outstanding options were out of the money.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
For the three and nine month periods ended September 30, 2014

During the three and nine month periods ended September 30, 2014, the Company recognized as stock based compensation expense (included in general and administrative expenses) in the consolidated statements of operations $9,864 and $23,104, respectively (three and nine month periods ended September 30, 2013 - $41,022 and $150,705 respectively). This amount was credited accordingly to additional paid-in capital in the balance sheet. As at September 30, 2014, the unrecognized stock based compensation expense is $68,362 with a weighted average life of 2.46 years (December 31, 2013 - $7,042, 2.34 years).

The Black-Scholes option-pricing model is used to estimate values of all stock options granted based on the following assumptions (no options were granted in 2013):

(i)

Risk-free interest rate: 1.57%, which is based on the Bank of Canada benchmark bonds, average yield 5 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options

(ii)	Expected volatility: 83.62%, which is based on the average of the Company’s selected peers historical stock prices
(iii)	Expected life: 5 years
(iv)	Expected dividends: $Nil

d)	Canadian Dollar Common Share Purchase Warrants

As at September 30, 2014, the Company had outstanding and exercisable Canadian dollar common share purchase warrants entitling the holders to purchase a total of 10,000,000 common shares of the Company (December 31, 2013 – nil), as set out in the following table:

				Remaining
			Exercise Period	Contractual Life
Date of Issue	Number of	Exercise Price	(months)	(months)
	Shares Issuable
January 29, 2014 (1)	7,500,000	$0.063	24	16
February 20, 2014 (2)	1,000,000	$0.0901	24	17
August 27, 2014 (3)	1,500,000	$0.07	24	23
	10,000,000

(1)	The exercise price for the Canadian dollar common share purchase warrants is Cdn$0.07 for one share and converted at day of issue.
(2)	The exercise price for the Canadian dollar common share purchase warrants is Cdn$0.10 for one share and converted at day of issue.
(3)	The exercise price for the Canadian dollar common share purchase warrants is Cdn$0.075 for one share and converted at day of issue.

As of September 30, 2014, the weighted average fair value of the Canadian dollar common share purchase warrants was $0.10 (December 31 - 2013 $nil).

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
For the three and nine month periods ended September 30, 2014

The Black-Scholes option-pricing model was used to estimate values of the Canadian dollar common share purchase warrants granted based on the following assumptions:

(i)

Risk-free interest rate: 0.96% - 1.00%, which is based on the Bank of Canada marketable bonds, average yield 1-3 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

(ii)	Expected volatility: 174.63% - 176.81%, which is based on the Company’s historical stock price
(iii)	Expected life: 2 year
(iv)	Expected dividends: $Nil

During the nine month period ended September 30, 2014, $704,094 was recorded as a loss on derivative financial instruments (September 30, 2013 - $nil).

e)	Loss Per Share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the three and nine month periods ended September 30, 2014, amounting to 73,427,753 and 71,479,115 common shares respectively (three and nine months ended September 30, 2013 – 62,753,840 and 62,753,840 respectively).

Diluted loss per share was calculated using the treasury stock method. For the three and nine months ended September 30, 2014 and 2013, stock options and warrants were not included in the weighted average number of diluted common shares outstanding as they were anti-dilutive.

11.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	September	September 30,
For nine month period ended	30, 2014	2013

Cash paid during the period for:	$	$
Interest	-	-
Income taxes	-	-

12.	INCOME TAXES

For income tax purposes the Company had a net loss of $1,607,570 for the nine month period ended September 30, 2014, which can be used to offset future taxable income. During the nine months ended September 30, 2014, the Company incurred net losses and, therefore, had no tax liability. The net deferred tax asset generated by the cumulative loss carryforward has been fully reserved.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
For the three and nine month periods ended September 30, 2014

No income tax benefit has been recorded in these interim condensed consolidated financial statements since the recoverability of such assets will more likely than not be realized through known future revenue sources.

13.	FINANCIAL RISK MANAGEMENT

a)	FOREIGN CURRENCY RISK

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Turkish lira and British pounds. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component in the consolidated statement of operations. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at September 30, 2014. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Turkish lira, the Canadian dollar and the British pound as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Turkish Lira, the Canadian dollar and the British pound would have had an equal but opposite effect as at September 30, 2014.

	Canadian	Turkish	British
	Dollar	Lira	Pound

Cash	7,164	250,333	-
Prepaids and advances	40,000	107,495	-
Accounts payable	(110,768)	(7,890)	(29,390)
Accrued liabilities	-	-	-
Total foreign currency working capital	(63,604)	349,938	(29,390)
US$ exchange rate at September 30, 2014	0.8923	0.4385	1.6220
Total foreign currency net working capital in US$	(56,754)	153,448	(47,671)
Impact of a 10% strengthening of the US$ on net income (loss)	(5,675)	15,345	(4,767)

b)	MARKET RISK

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars and unaudited)
For the three and nine month periods ended September 30, 2014

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

c)	TITLE RISK

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds rights, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties.

d)	DISCLOSURES OF FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

At September 30, 2014, the carrying values of the Company’s cash, accounts payable and accrued liabilities approximate fair value.

The fair value of warrants (note 2j) would be included in the hierarchy as follows:

Fair Value Measurements at Reporting Date Using:
September 30, 2014
Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$955,932	-

December 31, 2013
Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	-	-

8.	SUBSEQUENT EVENT

On October 3, 2014, the Company closed a non-brokered private placement of 5,000,000 units of the Company at a price of $0.089(Cdn$0.10) per unit for gross proceeds to the Company of $444,089(Cdn$500,000). Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.13(Cdn$0.15) for a period of one year. A director of the Company purchased 1,000,000 of the said units and an officer of the Company purchased 500,000 of the said units.